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                             January 12, 2024

       Yushun Ting
       President and Chief Executive Officer
       Fashionista Distributor Holdings Inc.
       2F., No. 24, Sec.1, Chongqing N. Rd., Datong Dist.
       Taipei City, Taiwan (R.O.C) 103

                                                        Re: Fashionista
Distributor Holdings Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
15, 2023
                                                            CIK No. 0002004256

       Dear Yushun Ting:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure that the company will sell the shares in this offering through your
                                                        Chief Executive
Officer. However, your "Plan of Distribution" disclosure on page 43 notes that the Chief
Executive Officer and Chief Financial Officer will sell shares. Please revise for consistency.
       Risk Factors
       The report of our independent registered public accounting firm..., page
6

   2. We note that this risk factor describes management's plan to alleviate doubt about your ability to continue as
a going concern includes borrowing from related parties. Please revise here or in
another risk factor to acknowledge your current borrowings from related parties, mainly your
Chief Executive Officer, and the relevant risks associated with such loans being interest
free, unsecured, and due on demand, as you do in your "Certain
 Yushun Ting
FirstName
FashionistaLastNameYushun    TingInc.
            Distributor Holdings
Comapany
January 12,NameFashionista
            2024             Distributor Holdings Inc.
January
Page 2 12, 2024 Page 2
FirstName LastName
         Relationships and Related Party Transactions" disclosure on page 38. We depend on a few major customers..., page 7

3. Please revise to disclose the total number of customers that you had for the fiscal year ended April 30, 2023 and for the six months ended October 31, 2023. Additionally, we note your statement that "[t]he loss of any of our major customers, or a significant reduction in sales to any such customers, would adversely affect our profitability." Please disclose whether any of your current customers have indicated that they will renew or seek any additional services from you going forward. To the extent you are dependent on new customers, please revise to state as much and update the applicable disclosure in "Our
         Growth Strategy" on page 30 as well.
The Company is selling shares without an underwriter..., page 16

4. Please revise this risk factor to explain that no underwriter has engaged in any due
         diligence activities and that an underwriter   s due diligence
obligations go to confirming
         the accuracy of the disclosure in the prospectus as well as providing input as to the offering price.
Use of Proceeds, page 19

5. Please revise the "Use of Proceeds" table to reflect the order of priority of your proceeds and discuss your plans if substantially less than the maximum proceeds are obtained.
         Refer to Instruction 1 to Item 504 of Regulation S-K. Please also revise your risk factor disclosure to acknowledge the risks that sales of up to 50% of your offering will result in negative net offering proceeds.
Capitalization, page 21

6. Please reflect the effect of the offering expenses as shown under "Use of Proceeds" on accumulated deficit for each scenario. Revise for this effect as appropriate for each scenario under "Dilution" as well.
7. We note you include mezzanine equity redeemable preferred shares in your capitalization table. Please expand your disclosure here and elsewhere to describe these redeemable preferred shares and who holds them.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

8. Please consider discussing the components making up costs of revenues so investors have an understanding on what it consists of and how each contributes to its level. Additionally, explain the reason(s) for the increase in gross profit margin from 2.06% for the year ended
         April 30, 2023 to 10.26% for the six months ended October 31, 2023. Discuss your expectations of maintaining this increased level of margin. Refer to
Item 303(a) and (2)(i)
         and (ii) of Regulation S-K.
 Yushun Ting
FirstName
FashionistaLastNameYushun    TingInc.
            Distributor Holdings
Comapany
January 12,NameFashionista
            2024             Distributor Holdings Inc.
January
Page 3 12, 2024 Page 3
FirstName LastName
Liquidity and Capital Resources
Financing Activities, page 26

9.       We note your disclosure regarding cash received    from subscription
receivable of $100.
         Please expand your disclosure to clearly state the terms of this transaction and whether it was entered into with a related party.
Business
Our Clients and Designers, page 28

10. Please expand your disclosure to detail the arrangements of your collaborations with designers, including identifying the designers and describing the material terms of any existing agreements with the designers.
Our Services and Revenue Model, page 28

11. You state here you ask your clients pay you within 30 days after the delivery of designs to them. However, it appears a material portion of your accounts receivable balance at April
         30, 2023 is still outstanding at October 31, 2023. Please discuss the reason for the apparent extended period of time these receivables have been outstanding and your expectation of their collection.
Our Industries, page 29

12. We note your statements and claims in this section. Please provide a citation or support for the claims you make in this section or revise to state that such claims are management's beliefs. Additionally, please provide a source for your statements regarding the global market for product design and development services and the global marketing consulting market size.
Report of Independent Registered Public Accounting Firm, page F-2

13. The balance sheet and financial position should be at a point in time (e.g., April 30, 2023)
         and not for a period time as currently reported. Please have the accounting firm revise their report accordingly.
Cost of Revenues, page F-9

14. Please describe all of the components that make up cost of revenues. Notes to the Financial Statements
Note 4. Summary of Accounting Policies
Revenue Recognition, page F-9

15. Please disclose what your performance obligation is and when you satisfy it. Refer to ASC
         606-10-50-12.
 Yushun Ting
Fashionista Distributor Holdings Inc.
January 12, 2024
Page 4
General

16. We note that your bylaws include a forum selection provision which identifies a state or federal court located in the State of Nevada as the sole and exclusive forum for certain
       litigation, including any    derivative action.    Please revise your
disclosure in your
       prospectus to describe this provision in your bylaws and also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Describe any risks or other impacts of this provision on investors, such as increased costs to bring a claim and the potential to discourage claims or limit investors' ability to bring claims in a forum they find favorable. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such exclusive forum provision. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
       Act or Exchange Act.
       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Cara Wirth at 202-551-7127 with any other questions.



                                                             Sincerely,
FirstName LastNameYushun Ting
                                                             Division of
Corporation Finance
Comapany NameFashionista Distributor Holdings Inc.
                                                             Office of Trade &
Services
January 12, 2024 Page 4
cc:       Wei Wang
FirstName LastName